OFFICE OF THRIFT SUPERVISION
                             WASHINGTON, D.C. 20552

                                    FORM 10-Q

(Mark One)
 [x]     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the quarterly period ended September 30, 1996.

                                       OR

 [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                Office of Thrift Supervision Docket Number: 5273

                           CARVER FEDERAL SAVINGS BANK
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


       UNITED STATES                                             13-1592005
       -------------                                             ----------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)


75 WEST 125TH STREET, NEW YORK, NEW YORK                           10027
----------------------------------------                           -----
(Address of principal executive offices)                         (Zip Code)


       Registrant's telephone number, including area code: (212) 876-4747

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past ninety days. Yes X   No
                                                 ----   ----

         As of November 12, 1996, 1,000 shares of the registrant's common stock were issued and outstanding.

                                    CONTENTS

                                                                                                               PAGE
                                                                                                               ----


PART I.  FINANCIAL INFORMATION
         ---------------------

         Item 1.  Financial Statements

                           Consolidated Statements of Financial Condition as of
                                    September 30, and March 31, 1996 (unaudited)..................................3
                           Consolidated Statement of Operations for the Three and
                                    Six Months Ended September 30, 1996 and 1995 (unaudited)......................4
                           Consolidated Statement of Cash Flows for the Six Months
                                    Ended September 30, 1996 and 1995 (unaudited).................................5
                           Notes to Consolidated Financial Statements, (unaudited)................................6

         Item 2.  Management's Discussion and Analysis of Financial
                             Condition and Results of Operations..................................................7


PART II.  OTHER INFORMATION
          -----------------

         Item 1.  Legal Proceedings..............................................................................13

         Item 2.  Changes in Securities..........................................................................13

         Item 3.  Defaults upon Senior Securities................................................................13

         Item 4.  Submission of Matters to a Vote of Security Holders............................................14

         Item 5.  Other Information..............................................................................15

         Item 6.  Exhibits and Reports on Form 8-K...............................................................15

SIGNATURES

                                    CARVER FEDERAL SAVINGS BANK AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                      (UNAUDITED)

                                                                                      As of                As of
                                                                                  September 30,          March 31,
                                                                                      1996                 1996
                                                                                  -------------       -------------

ASSETS
------

Cash and amounts due from depository institutions...........................          $6,197,886          $3,225,950

Federal funds sold..........................................................           3,600,000           6,800,000
                                                                                       ---------           ---------


Total cash and cash equivalents.............................................           9,797,886          10,025,950

Securities available for sale...............................................         116,457,349         114,328,245

Investment securities held to maturity, net
(estimated fair values of $8,743,000 and $8,814,000 at
   September 30, 1996 and March 31, 1996)...................................           8,805,476           8,937,075

Mortgage-backed securities held to maturity, net
(estimated fair values of  $116,957,000 and $129,813,000 at
 September 30, 1996 and March 31, 1996).....................................         120,058,099         131,105,405

Loans receivable, net.......................................................          91,273,884          82,608,065

Real estate owned, net......................................................              94,698             314,261

Property and equipment, net.................................................          10,942,693           9,956,981

Federal Home Loan Bank of New York stock, at cost...........................           2,435,000           3,120,000

Accrued interest receivable, net............................................           2,691,539           2,688,199

Excess of cost over net assets acquired, net................................           1,562,546           1,669,082

Other assets................................................................             936,764           2,904,078
                                                                                         -------           ---------

    Total assets............................................................         365,055,934        $367,657,341
                                                                                     ===========        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:

  Deposits..................................................................        $262,891,178        $256,951,883

  Securities sold under agreement to repurchase.............................          37,000,000          47,000,000

  Advances from Federal Home Loan Bank of New York..........................          25,400,000          25,400,000

  Other borrowed money......................................................           1,457,056           1,548,122

  Advance payments by borrowers for taxes and insurance.....................             549,651             483,055

  Other liabilities.........................................................           3,146,396           1,509,500
                                                                                       ---------           ---------

     Total liabilities......................................................         330,444,281         332,892,560
                                                                                     ===========         ===========

Stockholders' Equity:

         Preferred stock, $0.01 par value per share;

           1,000,000 shares authorized; none issued.........................                 --                   --

         Common stock, $0.01 par value per share; 5,000,000 shares
         authorized; 2,314,375 shares issued and outstanding................              23,144              23,144

         Additional paid-in capital                                                   21,419,551          21,436,235

         Retained earnings-substantially restricted                                   15,578,519          16,098,728

         Common stock acquired by Employee Stock Ownership Plan                       (1,457,056)         (1,548,122)

         Unrealized (loss) net, on securities available for sale                        (952,505)         (1,245,204)
                                                                                       ---------         -----------

Total stockholders' equity                                                            34,611,653          34,764,781
                                                                                      ----------          ----------

         Total liabilities and stockholders' equity                                 $365,055,934        $367,657,341
                                                                                    ============        ============



See Notes to Consolidated Financial Statements.

                                     CARVER FEDERAL SAVINGS BANK AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENT OF OPERATIONS
                                                       (UNAUDITED)


                                                          Three Months Ended                Six Months Ended
                                                             September 30,                    September 30,
                                                          1996          1995                1996        1995
                                                          ------------------                ----------------

Interest income:

Loans receivable..................................     $1,823,247      $1,048,624     $3,540,116       $2,070,422

      Mortgage-backed securities..................      2,472,529       3,114,510      5,210,692        6,303,562

      Debt and equity securities..................      1,149,935       1,452,038      2,319,554        2,929,835

      Other interest-earning assets...............        163,028         321,320        349,786          546,798
                                                          -------         -------        -------          -------

      Total interest income.......................      5,608,739       5,936,492     11,420,148       11,850,617
                                                        ---------       ---------     ----------       ----------

Interest expense:

      Deposits....................................      2,108,632       2,161,698      4,181,932        4,214,789

      Advances and other borrowed money...........      1,023,995       1,392,258      2,082,921        2,796,252
                                                        ---------       ---------      ---------        ---------

         Total interest expense...................      3,132,627       3,553,956      6,264,853        7,011,041
                                                        ---------       ---------      ---------        ---------

Net interest income...............................      2,476,112       2,382,536      5,155,295        4,839,576

(Recovery of) provision for loan losses...........         32,779           5,052        84,641          (14,056)
                                                           ------           -----        -------         -------

Net interest income after (recovery of)
  provision for loan losses.......................      2,443,333       2,377,484      5,070,654        4,853,632
                                                        ---------       ---------      ---------        ---------

Non-interest income:

      Loan fees and service charges...............         62,910          23,268        101,329           46,046

      Other.......................................        219,060         129,831        508,708          237,971
                                                        ---------       ---------      ---------        ---------

       Total non-interest income..................        281,970         153,099        610,037          284,017
                                                        ---------       ---------      ---------        ---------

Non-interest expenses:

      Salaries and employee benefits..............      1,076,824         903,527      2,044,433        1,783,404

      Net occupancy expenses......................        260,415         309,615        569,803          536,080

      Equipment...................................        250,539         166,241        503,336          328,329

      Loss on foreclosed real estate..............          2,450          27,990          8,500           28,876

      Advertising.................................         34,049           9,199         79,221           82,415

      Federal deposit insurance premium...........        146,009         141,515        290,658          328,947

      Amortization of intangibles.................         53,268          60,479        106,536          120,958

      Legal expenses .............................         18,341         142,162         73,341          189,250

      Bank charges................................        101,937          50,100        179,066          127,258

      Security service............................         81,939          48,459        155,801           98,129

      SAIF assessment ............................      1,632,290               0      1,632,290                0

      Other.......................................        499,677         542,128        978,521          921,679
                                                        ---------       ---------      ---------        ---------
        Total non-interest expenses...............      4,157,738       2,401,415      6,621,506        4,545,325
                                                        ---------       ---------      ---------        ---------

Income (Loss) before income taxes.................     (1,432,435)        129,168       (940,815)         592,324

Income taxes (Benefit)............................       (648,742)         52,711       (420,607)         250,126
                                                        ---------       ---------      ---------        ---------

Net income  (Loss)................................      $(783,693)        $76,457      $(520,209)       $ 342,198
                                                        ==========        =======      ==========       =========

Net income (Loss) per common share................         $(0.36)         $0.036         $(0.24)           $0.16
                                                        =========       =========     ==========        =========
Weighted average number of common shares
outstanding.......................................      2,167,135       2,147,454     2,164,879         2,145,199
                                                        =========       =========     ==========        =========


                 See Notes to Consolidated Financial Statements.

                                     CARVER FEDERAL SAVINGS BANK AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENT OF CASH FLOWS
                                                      (UNAUDITED)

                                                                                   Six Months Ended
                                                                                    September 30,
                                                                            ----------------------------
                                                                                1996             1995
                                                                            ------------     -----------
Cash flows from operating activities:
Net income ..............................................................   $   (520,209)    $   342,198
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization of premises and equipment ...............        310,661         162,704
  Amortization of intangibles ...........................................        106,536         120,958
  Other amortization and accretion, net .................................        539,906         326,208
  Provision for (recovery of) loan losses ...............................         84,641         (14,056)
  Deferred income taxes .................................................              0         144,295
  Allocation of ESOP ....................................................         74,382          73,042
Changes in:
  Accrued interest receivable, net ......................................          3,340          12,884
  Refundable income taxes ...............................................              0        (207,578)
  Other assets ..........................................................      1,967,314         283,902
  Other liabilities .....................................................              0         (74,899)
                                                                            ------------    ------------
     Net cash provided by operating activities ..........................      3,524,924       1,169,658
                                                                            ------------    ------------
Cash flows from investing activities:
  Purchase of securities available for sale .............................     (8,500,000)              0
  Principal repayments on securities available for sale .................      3,214,458         901,830
  Proceeds from sale of securities available for sale ...................      3,614,321               0
Gain from sale of securities available for sale .........................         91,713               0
  Purchase of investment securities held to maturity ....................        (50,000)              0
  Proceeds from maturities and calls of investment
      securities held to maturity .......................................        174,099       4,000,000
  Principal repayment on mortgage-backed securities
     held to maturity ...................................................     10,884,181      10,570,272
  Net change in loans receivable ........................................     (8,674,772)       (539,508)
  Proceeds from sale of real estate owned ...............................        252,292               0
  Loss from sale of real estate owned ...................................         20,292               0
    Additions to premises and equipment .................................     (1,379,397)     (2,320,738)
    Redemption of Federal Home Loan Bank stock ..........................        685,000               0
                                                                            ------------    ------------
    Net cash (used in) provided by investing activities .................        332,187      12,611,856
                                                                            ------------    ------------
Cash flows from financing activities:
  Net increase (decrease) in deposits ...................................      5,939,295       6,607,682
  Repayment of securities sold under agreements to repurchase ...........    (41,000,000)              0
  Repayment of advances from Federal Home Loan Bank of New York .........              0     (13,000,000)
   Securities sold under agreement to repurchase ........................     31,000,000               0
   Repayment of other borrowed money ....................................        (91,066)        (45,533)
Net increase (decrease) in advance payments by borrowers for taxes and
insurance ...............................................................         66,596        (363,253)
                                                                            ------------    ------------
Net cash provided by (used in) financing activities .....................     (4,085,175)     (6,801,104)
                                                                            ------------    ------------
Net increase (decrease) in cash and cash equivalents ....................       (228,064)      6,980,410
Cash and cash equivalents -- beginning ..................................     10,025,950      11,817,805
                                                                            ------------    ------------
Cash and cash equivalents -- ending .....................................   $  9,797,886    $ 18,798,215
                                                                            ============    ============
Supplemental disclosure of non-cash activities:
   Unrealized Gain (loss) securities available for sale:  ...............   $    552,263    $   (492,663)
    Deferred income taxes ...............................................        259,564         231,552
                                                                            ------------    ------------
  Loans receivable transferred to real estate owned .....................   $     32,729    $     11,869
                                                                            ============    ============
Supplemental disclosure of cash flow information:
  Cash paid for:
    Interest ............................................................   $  6,321,685    $  7,117,848
                                                                            ============    ============
    Federal, state and city income taxes ................................   $    286,000    $    330,367
                                                                            ============    ============


                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for fair presentation have been included. The consolidated results of operations and other data for the six month period ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 1997. The unaudited consolidated financial statements include the accounts of the Bank and its wholly owned subsidiaries, C.F.S.B. Realty Corp. and C.F.S.B. Credit Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

(2)      STOCK CONVERSION

         On August 31, 1993, the Board of Directors of the Bank approved a plan to convert the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. As a result of the promulgation by the Office of Thrift Supervision ("OTS") of new regulations governing stock conversions of federal savings banks, however, the Bank rescinded this plan of conversion and adopted a new plan of conversion effective June 21, 1994. The plan of conversion ("Plan") was approved by the OTS in August 1994 and by the Bank's members in October 1994. As a result of the receipt of such approvals, the Bank consummated its stock offering simultaneously with its mutual to stock conversion on October 24, 1994 and issued 2,314,375 shares of common stock at $10.00 per share.

(3)      EARNINGS PER SHARE CALCULATION

         Net income per share for the three months and six months ended September 30, 1995 and 1996 are calculated based on weighted average number of shares outstanding during the period.

(4)      CONTINGENCIES

         On February 6, 1995, the New York State Banking Department (the "Department") took possession of Nationar Trust Company ("Nationar"), a trust company owned by sixty-seven New York State savings banks. The Department will manage the business of Nationar until a suitable buyer is found. As of February 6, 1995, Carver had invested $1,366,000 in federal funds and $600,000 in certificate of deposits, or a total of $1,966,000, with Nationar. This $1,966,000 investment has been reclassified, net of a $256,000 allowance for estimated losses, to other assets on Carver's statement of financial condition. At a hearing on April 10, 1996, pursuant to the recommendation of the Superintendent of Banks of the Department (the "Superintendent"), the judge in the instant case entered an order directing the return of the $600,000 in certificates of deposits that had been deposited with Nationar. The Bank received these funds, plus interest, in early June 1996. As a result, the Bank will recover the valuation allowance of 13.0% on the $600,000 amount. Subsequently, the Bank received 40% of the $1,366,000 plus interest in July, 1996 as part of its first distribution.

(5)      SUBSEQUENT EVENT

         On October 17, 1996, the Bank completed its reorganization into a holding company structure (the "Reorganization") and became the wholly owned subsidiary of Carver Bancorp, Inc. ("Bancorp"), a savings and loan holding company. Pursuant to an Agreement and Plan of Reorganization, dated May 21, 1996, each share of the Bank's outstanding common stock was exchanged for one share of Bancorp common stock. The Bank's stockholders approved the Reorganization at the Bank's annual meeting of stockholders held on July 29, 1996.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

         The Bank's total assets at September 30, 1996 decreased approximately $2.6 million, or 0.71%, to $365.1 million from $367.7 million at March 31, 1996. The decrease was primarily attributable to a decrease in the Bank's portfolio of mortgage-backed securities held to maturity and federal funds sold, offset in part by increases in securities available for sale and loans receivable, net. The Bank's portfolio of mortgage-backed securities held to maturity decreased by $11.1 million, or 8.43%, to $120.0 million at September 30, 1996 from $131.1 million at March 31, 1996, reflecting the receipt of principal repayments on such securities. The Bank used these repayments, together with the increased liquidity provided by earnings, an increase in deposits and reduction of federal funds, to originate loans and repay outstanding loans under reverse repurchase agreements from the Federal Home Loan Bank ("FHLB") of New York. Total cash and cash equivalents decreased by $228,000, or 2.11%, to $9.8 million at September 30, 1996 from $10.0 million at March 31, 1996. This decrease was due to payoffs of FHLB of New York borrowings and investment in loans. Securities available for sale increased $2.1 million or 1.86% to $116.5 million at September 30, 1996 from $114.3 million at March 31, 1996. This increase in securities available for sale was due to purchases of mutual funds totaling $8.5 million in June, 1996 and a decrease in unrealized loss of $293,000, partly offset by the principal payments. The Bank's net loans receivable increased to $91.3 million at September 30, 1996 as compared to $82.6 million at March 31, 1996. The increase was due to increases in loan originations partly offset by principal payments.

         The Bank's total liabilities decreased by $2.4 million, or 0.74%, from $332.9 million at March 31, 1996 to $330.4 million at September 30, 1996 as the result of decreased borrowings in the form of securities sold under agreement to repurchase, partially offset by an increase in deposits. Deposits increased $5.9 million, or 2.31%, to $262.9 million at September 30, 1996 from $256.9 million at March 31, 1996. The Bank used its excess liquidity to repay its borrowings.

         Stockholders' equity decreased by $153,000, or .44%, to $34.6 million at September 30, 1996 from $34.8 million at March 31, 1996. Retained earnings of the Bank at September 30, 1996 decreased $520,000, or 3.23%, to $15.6 million from $16.1 million at March 31, 1996, as a result of a loss for the three months ended September 30, 1996 due to a one-time special pre-tax assessment of $1.6 million for the recapitalization of the Savings Association Insurance Fund ("SAIF") pursuant to the Deposit Insurance Funds Act of 1996 ("Funds Act"), which was signed into law on September 30, 1996. Under Statement of Financial Accounting Standards ("SFAS") No. 115, unrealized losses on securities available for sale are recorded net of deferred income taxes as a reduction to retained earnings. At September 30, 1996, such unrealized losses were approximately $953,000, a decrease of $293,000, or 23.51%, as compared to $1.2 million at March 31, 1996. The decrease in unrealized loss is attributable primarily to the falling interest rate environment, which has continued to increase the value of the Bank's portfolio of securities available for sale. In accordance with SFAS No. 115, such losses will not be reflected as a charge to earnings until the underlying securities are sold, and then only to the extent of the amount of loss, if any, actually realized at the time of sale.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

         For the three months ended September 30, 1996 the Bank had net losses of $784,000 as compared to net income of $77,000 for the three months ended September 30, 1995. The decrease in net income was due primarily to a one-time special pre-tax assessment of $1.6 million for the recapitalization of the SAIF pursuant to the Funds Act which was signed into law on September 30, 1996 and an increase in non-interest expense, partially offset by increases in net interest income and non-interest income. Net income for the three months ended September 30, 1996 without the one-time special pre-tax assessment of $1.6 million increased by $33,000, or 43.42%, to $109,000 as compared to $76,000 for the three months ended September 30, 1995. The increase in net income was due to increases in net interest income and non-interest income partially offset by increased non-interest expense and provision for loan losses.

         Net interest income increased $94,000, or 3.93%, to $2.5 million for the three months ended September 30, 1996 as compared to $2.4 million for the three months ended September 30, 1995. The increase in net interest income is attributable to a $421,000, or 11.86%, decrease in interest expense, which offsets a $328,000, or 5.52%, decrease in interest income.

         Interest income decreased by $328,000 or 5.5%, to $5.6 million for the three months ended September 30, 1996 from $5.9 million for the three months ended September 30, 1995. This decrease was primarily due to a decrease in average interest-earning assets of $4.2 million and a decrease of 30 basis points in the average yield on interest-earning assets. Interest income from mortgage-backed securities decreased $642,000, or 20.61%, to $2.5 million for three months ended September 30, 1996, compared to $3.1 million for the three months ended September 30, 1995. This decrease is primarily attributable to a decrease of $34.6 million in the average balance of mortgage-backed securities and a decrease of 21 basis points in the average yield on mortgage-backed securities. Income from investment securities and other interest-earning assets decreased by $460,000, or 25.96%, to $1.3 million during the three months ended September 30, 1996 as compared to $1.8 million for the same period in 1995. The average balance of investment securities and other interest-earning assets decreased by $9.6 million and the average yield on these assets decreased by 125 basis points. Interest income on loans receivable increased by $775,000, or 73.87%, to $1.8 million for the three months ended September 30, 1996, compared to $1.0 million for the three months ended September 30, 1995. This increase is primarily attributable to an increase in average loan portfolio balances of $40.0 million, partially offset by a decrease of 41 basis points in the average yield on the loan portfolio.

         Interest expense decreased by $421,000, or 11.86%, to $3.1 million for the three months ended September 30, 1996, as compared to $3.5 million for the same period in 1995. Interest expense on deposits decreased by $53,000 or 2.45% during the three months ended September 30, 1996 as compared to the three months ended September 30, 1995, primarily due to a decrease in costs of deposits of 19 basis points, partially offset by an increase in average deposit balances of $8.3 million. Interest expense on FHLB advances and other borrowings decreased to $1.0 million for the quarter ended September 30, 1996, from $1.4 million for the same period in 1995. The decrease is attributable to a decrease in average borrowings of $8.1 million and a decrease in the average cost of borrowings of 132 basis points.

         The Bank's interest rate spread increased to 2.73% for the quarter ended September 30, 1996 from 2.51% for the quarter ended September 30, 1995 and net interest margin increased by 15 basis points over the same period. These increases are primarily due to an increase in higher yielding mortgage loans, a decrease in cost of deposits and a decrease in cost of borrowed money as higher cost FHLB advances matured. The Bank's ratio of interest-earning assets to interest-bearing liabilities decreased from 1.06x to 1.05x due to the receipt of principal payments on mortgage-backed securities and a reduction in investment portfolio, partially offset by an increase in loans receivable and a decrease in borrowed funds.

         During the three months ended September 30, 1996, the Bank provided a $33,000 provision for loan losses, compared to a $5,000 provision for the three months ended September 30, 1995. $35,000 was for general allowance provision for loan losses and $2,000 was a recovery of loan previously written off.

         Non-interest income increased by $129,000, or 84.17%, to $282,000 for the three months ended September 30, 1996 as compared to $153,000 for the three months ended September 30, 1995. The increase was due primarily to an increase in loan fee and service charges and other non-interest income.

         Non-interest expenses were $4.2 million for the three months ended September 30, 1996, an increase of $1.8 million or 73.14%, from $2.4 million for the same period in 1995. The increase principally reflects a one-time special pre-tax assessment of $1.6 million for the recapitalization of SAIF and also includes an increase of $173,000 or 19.18% in salaries and employee benefits expense, due to ordinary increases in salary and provision for the Bank's management recognition plan. Non-interest expense also reflects an increase of $84,000 or 50.71% in equipment expense due to increased depreciation and maintenance cost for new furniture, fixtures, computers, for the Bank's new headquarter a building. These increases in non-interest expenses were partially offset by a decrease of $42,000 in other expense.

         Income tax recovery for the three months ended September 30, 1996 was $648,700 compared to income tax expense of $250,000 for the three months ended September 30, 1995 because of a pre-tax loss of $1.4 million due to a one-time special pre tax assessment of $1.6 million pursuant to the Funds Act during the quarter. Even though this special assessment of $1.6 million is tax deductible this expense has created an overall loss for the Bank and the Bank is entitled to recover income tax previously paid. The Bank's effective tax rates were 45.29% and 42.23% for the three months ended September 30, 1996 and 1995, respectively.


SIX MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

         Net income for the six months ended September 30, 1996 decreased by $862,000, or 252.02%, to a loss of $520,000, as compared to income of $342,000 for the same period in 1995. This decrease was primarily attributable to the previously mentioned one-time special pre-tax assessment of $1.6 million for the recapitalization of SAIF, pursuant to the Funds Act. The decrease also reflects an increase in non-interest expense which offset increases in net interest income after provision for loan losses and non-interest income.

         Net interest income increased $316,000, or 6.52%, to $5.2 million for the six months ended September 30, 1996 as compared to $4.8 million for the six months ended September 30, 1995. The increase in net interest income was attributable to a $746,000, or 10.64%, decrease in interest expense which offset a $430,000, or 3.63%, decrease in interest income.

         Interest income decreased to $11.4 million for the six months ended September 30, 1996, from $11.9 million for the six months ended September 30, 1995. This decrease was primarily due to a decrease in average interest-earning assets of $3.8 million and a decrease of 18 basis points in the average yield on interest-earning assets. Interest income from mortgage-backed securities decreased $1.1 million, or 17.34%, to $5.2 million for the six months ended September 30, 1996, compared to $6.3 million for the six months ended September 30, 1995. This decrease is primarily attributable to a decrease in average balances of mortgage-backed securities, supplemented by a 6 basis point decrease in the average yield on mortgage-backed securities. Income from debt and equity securities and other interest-earning assets decreased by $807,000, or 23.22%, to 2.7 million during the six months ended September 30, 1996 as compared to $3.5 million for the same period in 1995. Average debt and equity securities and other interest-earning assets decreased by $9.3 million, and the average yield on these assets decreased by 105 basis points. Interest on loans receivable increased by $1.5 million, or 70.99%, to $3.5 million for the six months ended September 30, 1996, compared to $2.1 million for the six months ended September 30, 1995. This increase is primarily attributable to an increase in average loans receivable of $37.5 million, partially offset by a decrease of 31 basis points in the average yield on loans receivable.

         Interest expense decreased to $6.3 million for the six months ended September 30, 1996 as compared to $7.0 million for the same period in 1995. Interest expense on deposits decreased by $33,000 or .78% for the six months ended September 30, 1996 as compared to the six months ended September 30, 1995, primarily due to a decrease in the average cost of funds of 13 basis points, partially offset by an increase in average deposit balances of $8.6 million. Interest on FHLB of New York advances and other borrowed money decreased to $2.1 million for the six months ended September 30, 1996 from $2.8 million for the same period in 1995. The decrease is attributable to a decrease in average borrowings by $7.4 million supplemented by a decrease in the average cost of borrowings of 128 basis points.

         The Bank's interest rate spread increased from 2.54% for the six months ended September 30, 1995 to 2.83% for the six months ended September 30, 1996 and its net interest margin increased by 21 basis points. These increases are primarily due to a lower cost of funds and an increase in higher yielding average loan balances. The Bank's ratio of interest-earning assets to interest-bearing liabilities decreased from 1.07x to 1.05x due to lower average interest-earning assets and higher average interest-bearing liabilities.

         During the six months ended September 30, 1996, the Bank recovered $85,000 in loan losses, compared to a recovery of $14,000 in loan losses for the six months ended September 30, 1995. $57,300 was for general provision for loan losses and $27,200 was provided for credit card loss. In addition the Bank had net charge-offs during the six months ended September 30, 1996 of $339,000, resulting in a net decrease in allowance for loan losses from $1.2 million at March 31, 1996 to $952,000 at September 30, 1996. The ratio of the allowance for loan to non-performing loans at September 30, 1996 21.08% compared to 37% at March 31, 1996.

         Non-interest income increased by $326,000, or 114.79%, to $610,000 for the six months ended September 30, 1996 as compared to $284,000 for the six months ended September 30, 1995. The increase was primarily due to a gain of $75,000 on sales of GNMA securities from the Bank's securities available for sale portfolio and increases in loans fees and service charges and other non-interest income. The increase in non-interest income also reflects $42,000 in interest income recovered in connection with the receipt of funds from the Superintendent that were previously held by Nationar.

         Non-interest expenses were $6.6 million for the six months ended September 30, 1996, an increase of $2.1 million, or 45.67%, from $4.5 million for the same period in 1995. The increase principally reflects a $1.6 million one-time special pre-tax assessment for the recapitalization of the SAIF pursuant to the Deposit Funds Act. The increase also reflects an increase of $261,000 or 14.64% in salaries and employee benefits expense due to increases in salary and provision for the Bank's management recognition plan, an increase of $175,000, or 53.30% in equipment expenses reflecting increased depreciation and maintenance cost for new furniture, fixtures and computers for the Bank's new headquarters building and certain branches. These increases were offset in part by declines in advertising, legal, and federal deposit insurance premium expenses.

         Income tax expense for the six months ended September 30, 1996 declined to negative $421,000 from $250,000 for the six months ended September 30, 1995 due to the net loss for the six months ended September 30, 1996. The Bank's effective tax rates were 44.71% and 42.23% for the six months ended September 30, 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank's primary sources of funds are deposits and principal and interest payments on loans, mortgage-backed securities and investment securities. While maturities and scheduled amortization of loans, mortgage-backed securities and investment securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are strongly influenced by changes in general interest rates, economic conditions and competition.

         The Bank's most liquid assets are cash and cash equivalents and short-term investments including mutual funds. The levels of the Bank's cash and cash equivalents are dependent on the Bank's operating, financing, lending and investing activities during any given period. At September 30, 1996, the Bank's cash and cash equivalents totaled $9.8 million, compared to $10.0 million at March 31, 1996. The decrease in cash and cash equivalents reflects primarily a decline in federal funds balances and pay offs of borrowing upon maturity.

         At September 30, 1996, the Bank exceeded all fully phased-in regulatory capital requirements. The table below presents certain information relating to the Bank's capital compliance at September 30, 1996 and March 31, 1996.


                                           AT SEPTEMBER 30, 1996        AT MARCH 31, 1996
                                          -----------------------    ----------------------
                                          AMOUNT      % OF ASSETS    AMOUNT     % OF ASSETS
                                          ------      -----------    ------     -----------
                                                        (Dollars in thousands)
TANGIBLE CAPITAL:

Tangible Capital .....................    $34,375        9.35%       $33,462        9.13%

Tangible Capital Requirement .........      5,513        1.50%         5,495        1.50%
                                          -------        ----        -------        ----

Excess Above Requirement .............     28,862        7.85%        27,967        7.63%

CORE CAPITAL:

Core Capital .........................    $34,439        9.37%       $33,522        9.15%

Core Capital Requirement .............     11,027        3.00%        10,992        3.00%
                                          -------        ----        -------        ----

Excess Above Requirement .............    $23,412        6.37%       $22,530        6.15%

RISK BASED CAPITAL:

Risk Based Capital ...................    $34,718       28.82%       $33,801       28.06%

Risk Based Capital Requirement .......      9,636        8.00%         9,638        8.00%
                                          -------        ----        -------        ----

Excess Above Requirement .............    $25,082       20.82%       $24,163       20.06%


RECENT LEGISLATION FOR RECAPITALIZATION OF SAIF

         For the first three quarters of 1996, SAIF-insured institutions paid deposit insurance assessment rates of $0.23 to $0.31 per $100 of deposits. In contrast, institutions insured by the FDIC's Bank Insurance Fund (the "BIF") that were well capitalized and without any significant supervisory concerns paid the minimum annual assessment of $2,000, and all other BIF-insured institutions paid deposit insurance assessment rates of $0.03 to $0.27 per $100 of deposits.

         In response to the disparity between the SAIF and BIF assessments, the Deposit Insurance Funds Act of 1996 was enacted into law on September 30, 1996. The Funds Act amended the Federal Deposit Insurance Act (the "FDIA") in several ways to recapitalize the SAIF and reduce the disparity in the assessment rates for the BIF and the SAIF. The Funds Act authorized the FDIC to impose a special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF. As implemented by the FDIC, institutions with SAIFassessable deposits will pay a special assessment, subject to adjustment, of 65.7 basis points per $100 of the institution's SAIF-assessable deposits. The special assessment is payable on November 27, 1996. The special assessment is based on the amount of SAIF-assessable deposits held on March 31, 1995. The Funds Act provides that the amount of the special assessment will be deductible for federal income tax purposes for the taxable year in which the special assessment is paid. Based on the foregoing, the Bank recorded an accrual for the special assessment of $1.6 million at September 30, 1996. The impact on operations, net of related tax effects, reduced reported earnings by $893,000 for the quarter ended September 30, 1996.

         In view of the recapitalization of the SAIF, the FDIC proposed on October 8, 1996, to reduce the assessment rate for SAIF-assessable deposits for periods beginning on October 1, 1996. The proposed assessment rates for SAIF-assessable deposits would range from 18 to 27 basis points for the last quarter of 1996 and would range from 0 to 27 basis points for assessment periods thereafter.

         In addition, the Funds Act expanded the assessment base for the payments on the bonds (the "FICO bonds") issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation to include the deposits of both BIF-and SAIF-insured institutions beginning January 1, 1997. Until December 31, 1999, or such earlier date on which the last savings association ceases to exist, the rate of assessment for BIF-assessable deposits will be one-fifth of the rate imposed on SAIF-assessable deposits. It has been estimated that the rates of assessment for the payment of interest on the FICO bonds will be approximately 1.3 basis points for BIF-assessable deposits and approximately 6.4 basis points for SAIF-assessable deposits.

         The Funds Act also provides that the FDIC cannot assess regular insurance assessments for an insurance fund unless required to maintain or to achieve the designated reserve ratio 1.25%, except on those of its member institutions that are not classified as "well capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. The Bank has not been so classified by the FDIC or the Office of Thrift Supervision. Accordingly, assuming that the designated reserve ratio is maintained by the SAIF after the collection of the special SAIF assessment, the Bank, as long as it maintains its current regulatory status, will have to pay substantially lower regular SAIF and FICO assessments compared to those paid by the Bank in recent years.

         The Funds Act also provides for the merger of the BIF and SAIF on January 1, 1999, with such merger being conditioned upon the prior elimination of the thrift charter. The Secretary of the Treasury is required to conduct a study of relevant factors with respect to the development of a common charter for all insured depository institutions and abolition of separate charters for banks and thrifts and to report the Secretary's conclusions and findings to the Congress on or before March 31, 1997.


RECENT TAX LEGISLATION REGARDING TAX BAD DEBT RESERVES

         Prior to the enactment, on August 20, 1996, of the Small Business Job Protection Act of 1996 (the "Small Business Act"), for federal income tax purposes, thrift institutions such as the Bank, which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish tax reserves for bad debts and to make annual additions thereto, which additions could, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, could be computed using an amount based on a six-year moving average of the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8.0% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve.

         Under the Small Business Act, the PTI Method was repealed and the Bank will be required to use the Experience Method of computing additions to its bad debt reserve for taxable years beginning with the Bank's taxable year beginning April 1, 1996. In addition, the Bank will be required to recapture (i.e., take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning April 1, 1996, the excess of the balance of its bad debt reserves (other than the supplemental reserve) as of March 31, 1996 over the lesser of
(a) the balance of such reserves as of December 31, 1987 or (b) an amount that would have been the balance of such reserves as of March 31, 1996 had the Bank always computed the additions to its reserves using the six-year moving average Experience Method. However, under the Small Business Act such recapture requirements will be suspended for each of the two successive taxable years beginning April 1, 1996 in which the Bank originates a minimum amount of certain residential loans during such years that is not less than the average of the principal amounts of such loans made by the Bank during its six taxable years preceding April 1, 1996. This legislation will result in no recapture of bad debt reserves for the Bank.

PART II.  OTHER INFORMATION

         ITEM 1.  LEGAL PROCEEDINGS

         From time to time, Carver Federal is a party to various legal proceedings incident to its business. At June 30, 1996, except as set forth below, there were no legal proceedings to which the Bank or its subsidiaries was a party, or to which any of their property was subject, which were expected by management to result in a material loss.

         STOCKHOLDER LITIGATION

         On April 5, 1995, a class action was filed against Carver in federal court alleging that the Offering Circular used in the Bank's conversion to a stock-form institution was materially false and misleading. The suit, which management thinks is without merit and will vigorously defend, seeks rescission, restitution and unspecified damages.

         On January 2, 1996, the United States District Court for the Southern District of New York dismissed the class action encaptioned DOUGHERTY V. CARVER FEDERAL SAVINGS BANK for lack of subject matter jurisdiction. The class action complaint contained allegations of material misrepresentations and omissions of material facts in the Bank's prospectus for its initial public offering and the failure to have the appraisal of the Bank's shares prepared by an independent appraiser. By separate order on the same date, the court made its ruling applicable to GOMBERG V. CARVER FEDERAL SAVINGS BANK and UMINER V. CARVER FEDERAL SAVINGS BANK, two other class actions filed in the Southern District of New York which asserted claims essentially identical to those asserted in the Dougherty suit. The plaintiffs in DOUGHERTY V. CARVER FEDERAL SAVINGS BANK appealed to the United States Court of Appeals for the Second Circuit. The oral argument of this appeal was heard on September 4, 1996, at which time the Court of Appeals reserved decision. Since that date the Court of Appeals has requested amicus curie briefs of the Office of Thrift Supervision and the Securities and Exchange Commission. No briefs have been filed yet.

         NATIONAR

         On September 19, 1995, Carver filed an action for declaratory judgment for damages for breach of contract and for breach of a contractual trust against Nationar and the Superintendent in the Supreme Court of New York State, County of New York. When the Superintendent sold Carver's ESOP loan to a third party purchaser, it did not transfer Carver's $1,966,000 in collateral along with the loan. The $1,966,000 in collateral consisted of two separate sums in the amounts of $1,366,000 and $600,000. The purpose of the lawsuit was to secure the return of the entire $1,966,000 in collateral rather than a portion of it. The Bank believes that it has adequate reserves at 13.0% of the claims, against possible loss on these claims.

         By order entered April 10, 1996, on the recommendations of the Superintendent, the Court directed the return of the $600,000 in collateral. The Bank received these funds, plus interest, in early June 1996. As a result, the Bank will recover the valuation allowance of 13.0% on the $600,000 amount. Since the Bank expects that it will receive 90% of the $1,366,000 amount as a general creditor, the lawsuit has been discontinued. Subsequently, the Bank received 40% of the $1,366,000 plus interest in July, 1996 as part of the first distribution.

         ITEM 2.  CHANGES IN SECURITIES

         None

         ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None

         ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         At the Bank's annual meeting of stockholders held on July 29, 1996, the following matters were voted upon, with the results of the voting on such matters indicated:

         1. Election of the following persons to serve a three-year term as directors of the Company:

              BOARD OF DIRECTORS NOMINEES              FOR             AGAINST
              ---------------------------              ---             -------
              David N. Dinkins                     1,799,206           122,683
              David R. Jones                       1,799,356           122,533
              Linda H. Dunham                      1,794,772           127,117

              STOCKHOLDER NOMINEE                      FOR             AGAINST
              -------------------                      ---             -------
              Mark R. Lilien                          28,678             1,600


          2. Ratification of the appointment of Mitchell & Titus, LLP as independent auditors for the fiscal year ending March 31, 1997:

              For:                          1,787,857

              Against:                      101,983

              Abstain:                      32,049

              Broker Non-Vote:              None


          3.  Adoption and approval of Agreement and Plans of Reorganization:

              For:                          1,371,140

              Against:                      114,663

              Abstain:                      24,414

              Broker Non-Vote:              411,672


          4. Ratification of the appointment of Mitchell & Titus, LLP as independent auditors for the fiscal year ending March 31, 1996:


              For:                          1,787,857

              Against:                      101,983

              Abstain:                      32,049

              Broker Non-Vote:              None

         ITEM 5.  OTHER INFORMATION

         None

         ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a)      No exhibits

         (b) No reports on Form 8-K have been filed during the quarter for which this report is filed.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Carver Federal Savings Bank


Date:  November 14, 1996                        /s/ Biswarup Mukherjee
                                                -------------------------------
                                                Biswarup Mukherjee
                                                Executive Vice President and
                                                   Chief Financial Officer

                                      EXHIBIT 11

                                        COMPUTATION OF NET INCOME PER SHARE


                                                                       FOR THE THREE MONTHS ENDED
                                                        --------------------------------------------------------
                                                          SEPTEMBER 30, 1996               SEPTEMBER 30, 1995
                                                        ---------------------           ------------------------
Net income/(Loss)....................................   $            (783,693)          $                 76,457

Weighted average common shares.......................               2,167,135                          2,147,454

Earnings/(Loss) per common share.....................   $               (0.36)          $                  0.036
                                                        =====================           ========================




                                                                       FOR THE THREE MONTHS ENDED
                                                        --------------------------------------------------------
                                                          SEPTEMBER 30, 1996               SEPTEMBER 30, 1995
                                                        ---------------------           ------------------------
Net income/(Loss)....................................   $            (520,209)          $                342,198

Weighted average common shares.......................               2,164,879                          2,145,199

Earnings/(Loss) per common share.....................   $               (0.24)          $                   0.16
                                                        =====================           =========================